››› KfW – A two minute guide

KFW

Filed pursuant to Rule 433
Registration No. 333-192196

The following information is dated May 2, 2014 and has not been subsequently updated. No person other than KfW has been authorized to use or distribute this document.

KfW at a glance

- The promotional bank of the Federal Republic of Germany, established in 1948 as a public law institution
- Benefits from explicit and direct statutory guarantee and institutional liability from the Federal Republic of Germany, expressly provided in the KfW law
- Regulated by the "Law concerning KfW" and exempt from corporate taxes
- Supervision by the German Federal Ministry of Finance and the German Financial Supervisory Authority "BaFin"
- Subject to certain provisions of the German Banking Act by analogy, large parts effective as of July 1, 2016

Ownership structure


20%
80%
Federal Republic of Germany
German federal states

SAFE

Our credit quality*

The Law Concerning KfW expressly provides that the Federal Republic of Germany guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (Law Concerning KfW, § 1a).

Rating agency	Short-term rating	Long-term rating	Outlook
Fitch Ratings	F1+	AAA	Stable
Moody's	P-1	Aaa	Stable
Standard & Poor's	A-1+	AAA	Stable

* A rating is not a recommendation to buy, hold or sell the securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

SOLID

Our financial performance

(consolidated financial statements prepared in accordance with IFRS as adopted by the EU; capital ratios are calculated voluntarily for internal purposes on the basis of relevant legal regulations; adjustments to 2012 figures due to changes in accounting policies)

EUR in bn	2013	2012
Total promotional business volume	72.5	73.4
Operating result before valuation (before promotional activities)	2.3	2.8
Consolidated profit	1.3	2.4
Total assets*	464.8	509.4
Equity*	20.5	18.2
Tier 1 ratio*	20.6%	18.2%
Total capital ratio*	22.3%	20.6%

* As of December 31

SUSTAINABLE

Our responsibility

We take particular responsibility for promoting the protection of the environment and the climate
Share of environment investment financings of total promotional business volume in 2013: 38%

Our main activities comprise:

- Promotion of small and medium-sized enterprises, business founders, start-ups and self-employed professionals
- Provision of housing-related loans and grants as well as financing for education to private individuals
- Financing for infrastructure projects, primarily for municipalities, and global funding to other German regional development agencies and financial institutions
- Export and project finance
- Promotion of developing and transition countries

KfW – A two minute guide
KfW is one of the largest regular borrowers in international capital markets.
We are committed to a responsible issuance strategy focusing on the liquidity and stability of our bonds.
Our funding strategy and instruments
1st pillar 2nd pillar 3rd pillar
Benchmark Programs (EUR & USD)
› Global format - SEC registered
› Target size: 3 - 5 billion
› Benchmark maturities: e.g., 3y, 5y, 10y
Other Public Bonds
› Strategic non-core markets: AUD, CAD, GBP, NOK, NZD, SEK
› Niche markets: e.g., BRL, TRY, ZAR
› Complementary issues in EUR & USD
› Fixed or floating rate, callables
› EMTN or global format
Private Placements*
› Tailor-made structured notes
› Flexible in currency, structure, and maturity
› EMTN or US-MTN format
*Term used here in the commercial sense to refer to sales to a specific investor or a limited number of investors.
Funding volume (EUR in billion)
100 79.7 78.7
80 65.4 65 - 70 60 40 20 0
2011 2012 2013 2014e
Issuance by instruments (in %)
60 50 40 30 20 10 0
Benchmark Public Private
2011 2012 2013
Issuance by currencies (in %)
50 40 30 20 10 0
EUR USD AUD GBP NOK JPY Others
2011 2012 2013
KfW’s US-MTN Program
Fact Sheet
Program volume USD 10 billion
Targeted investors US-domiciled investors
Currencies USD and other currencies
Governing law, forum German law, Frankfurt am Main
Listing None
Registered with the SEC Yes
Where to find out more
› KfW Bankengruppe: www.kfw.de
› KfW’s SEC-registered securities and company information: www.sec.gov/edgar/searchedgar/companysearch.html Subscription to KfW’s e-mail US-newsletter under: www.kfw.de/us-investors
Top ESG-ratings (Environmental, Social & Governance)
› Among the world’s best ESG-rated financial institutions according to independent rating agencies
› Top-5 rankings across these agencies:
How to contact us
Dr. Frank Czichowski Treasurer
Horst Seissinger Head of Capital Markets
Petra Wehlert Head of New Issues
Alexander Liebethal Head of New Issues
Jürgen Köstner Head of Investor Relations
+ 49 69 7431-2165 frank.czichowski@kfw.de
+ 49 69 7431-2048 horst.seissinger@kfw.de
+ 49 69 7431-4650 petra.wehlert@kfw.de
+ 49 69 7431-4656 alexander.liebethal@kfw.de
+ 49 69 7431-3536 juergen.koestner@kfw.de
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov/edgar.shtml. KfW’s prospectus supplement relating to the US MTN Program is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312513445116/d627595d424b3.htm. KfW’s base prospectus relating to SEC-registered notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312513445094/d624297d424b3.htm. Alternatively, the issuer will arrange to send you the prospectus, which you may request by calling collect 1800 292 0049 (for the operator) and then 069 7431 22 22 (for KfW’s Investor Relations Team) or by emailing investor.relations@kfw.de.